As filed with The Securities and Exchange Commission on December 4, 1998

                                                    Registration No.  333-13103


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                               AMENDMENT NO. 4 TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                  -------------

                         AVALON COMMUNITY SERVICES, INC.
             (Exact Name of Registrant as Specified in its Charter)

  Nevada                                8999                        13-3592263
(State of Incorporation      (Primary Standard Industrial      (I.R.S. Employer
 or Organization)             Classification Code No.)       Identification No.)

                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114
                                 (405) 752-8802
               (Address, including zip code and telephone number,
        including area code, of Registrant's principal executive office)

    DONALD E. SMITH                                      With Copies To:
  Chief Executive Officer                            Mark A. Robertson, Esq.
AVALON COMMUNITY SERVICES, INC.                       Robertson & Williams
   13401 Railway Drive                          3033 N.W. 63rd Street, Suite 160
Oklahoma City, Oklahoma 73114                        Oklahoma City, OK 73116
     (405)752-8802                                        (405) 848-1944

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                             _______________________


                         Calculation of Registration Fee

                                                                    Proposed        Proposed Maximum
           Title of Each Class of                Amount to          Maximum             Aggregate          Amount of
        Securities to Be Registered            be Registered     Offering Price      Offering Price     Registration Fee
                                                                   Per Share
-------------------------------------------  -----------------  ----------------  --------------------- ----------------
Common Stock (1)                                1,000,000            $1.50            $1,500,000.00        $  517.24
Common Stock (1)                                   50,000            $5.125           $  256,150.00        $   88.35
Placement Agent Warrant Common Stock (1)          100,000            $1.50            $  150,000.00        $   51.72
Common Stock on Exercise of Warrant (1)           100,000            $3.19            $  319,000.00        $  120.69
Common Stock Purchase Warrant Series B (1)        275,100            $0.01            $    2,751.00        $    0.95
Common Stock on Exercise of Warrant (1)           275,100            $5.50            $1,650,600.00        $  569.17
Common Stock Purchase Warrant Series C (1)        737,500            $0.01            $    7,375.00        $    2.79
Common Stock on Exercise of Warrant (1)           737,500            $3.19            $2,352,625.00        $  975.60
Common Stock Purchase Warrant Series D (1)        200,000            $0.01            $    2,000.00        $    0.69
Common Stock on Exercise of Warrant (1)           200,000            $4.20            $  840,000.00        $  353.45
Convertible Debentures (1)                       4,150,000           $0.01            $4,150,500.00        $1,224.25
Common Stock on Conversion of Debentures (1)     1,383,333           $3.00            $4,150,500.00        $1,224.25
Placement Agent Warrant Common Stock (1)          79,000             $0.01
Common Stock on Exercise of Warrant (1)           79,000             $3.00            $  237,000.00        $   69.92
-------------------------------------------  -----------------  ----------------  --------------------- ----------------
Registration Fee (2)                                                                                       $5,199.07
===========================================  =================  ================  ===================== ================

(1) Securities  carried forward from previous  registration  statements
(2) Paid with previous registrations

       Pursuant to Rule 429(b), the Registrant has combined the Prospectus with the Prospectuses in Form SB-2, Registration Number
              33-83932 and Form S-2, Registration Number 333-42993




                         AVALON COMMUNITY SERVICES, INC.

                              CROSS REFERENCE SHEET
                         Showing Location in Prospectus,
                   Filed as Part of Registration Statement, of
                        Information Required by Form S-2

Item Number
in Form S-2               Item Caption in For S-2                              Location in Prospectus
-----------   ------------------------------------------------------------     ----------------------

   1.         Forepart of Registration Statement and Outside
                 Front Cover Page of Prospectus...........................     Front Cover Page

   2.         Inside Front and Outside Back
                 Cover Pages of Prospectus................................     Back Cover Page

   3.         Summary Information, Risk Factors
                 and Ratio of Earnings to Fixed Charges...................     Summary of Prospectus; Risk
                                                                                 Factors

   4.         Use of Proceeds.............................................     Use of Proceeds

   5.         Determination of Offering Price.............................     Front Cover Page

   6.         Dilution . . . .............................................     Not Applicable

   7.         Selling Security Holders....................................     Selling Security Holders

   8.         Plan of Distribution........................................     Front Cover Page; Plan of
                                                                                 Distribution

   9.         Description of the Securities to be Registered .............     Summary of Prospectus;
                                                                                 Description of Securities

  10.         Interest of Named Experts and Counsel.......................     Not Applicable

  11.         Information with Respect to the Registrant..................     Incorporation of Certain Documents
                                                                               by Reference

  12.         Incorporation of Certain Information
                 by Reference.............................................     Incorporation of Certain Documents
                                                                               by Reference

  13.         Disclosure of Commission Position on Indemni-
                 fication for Securities Act Liabilities..................     Part II of Registration Statement

  14.         Other Expenses of Issuance and
                 Distribution.............................................     Part II of Registration Statement

  15.         Indemnification of Directors and Officers...................     Part II of Registration Statement

  16.         Exhibits....................................................     Exhibits to Registration Statement

  17.         Undertakings................................................     Part II of Registration Statement

  18.         Financial Statements and Schedules..........................     Incorporation of Certain Documents

PRELIMINARY AMENDED PROSPECTUS

                         AVALON COMMUNITY SERVICES, INC.

                290,500 Redeemable Common Stock Purchase Warrants
                        2,724,933 Shares of Common Stock
                        $2,440,000 Convertible Debentures


  Of the 1,362,600 shares of Common Stock (the "Common Stock") and the 211,500 Redeemable Common Stock Purchase Warrants (the "Warrants") of Avalon Community Services, Inc. (the "Company") offered hereby, 211,500 Class C Warrants and 50,000 shares of Common Stock are being sold by certain security holders of the Company. In addition, 100,000 shares of Common Stock and 100,000 Class C Warrants are reserved for issuance by the Company to Westminster Securities Corporation and its permitted assigns ("Westminster") upon the exercise by Westminster of a warrant previously issued by the Company to Westminster in connection with a private placement of securities in 1994 under Regulation D. Upon issuance, the resale by Westminster of such shares and Warrants is registered hereby. Except for the 50,000 shares of Common Stock held by certain security holders of the Company , and except for the 100,000 shares of Common Stock reserved for issuance to Westminster, (the Selling Shareholders), the remaining balance of 1,212,600 shares of Common Stock are issuable by the Company upon the exercise of the Warrants. Unless the context otherwise requires, the holders of the Common Stock and Warrants who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock or the Warrants by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

  Of the $2,440,000 Convertible Debentures, the 79,000 Class E Warrants, and the 1,362,333 shares of Common Stock (the "Common Stock") of Avalon Community
Services, Inc. (the "Company") offered hereby, all are being sold by certain security holders of the Company. Of the 1,362,333 shares offered hereby, 1,283,333 shares of Common Stock are issuable upon the conversion of the Company's Convertible Debentures and, 79,000 are reserved for the exercise of the Company's Class E Warrants. Each Convertible Debentures will entitle the holder immediately to convert to Common Stock at a price of $3.00 per share, subject to certain adjustments. The Debentures bear interest at a rate of 7.5% per annum, with a maturity of September 12, 2007. The Debentures are redeemable after May 1, 2000, upon meeting certain requirements. The 79,000 shares of Common Stock are reserved for issuance by the Company to Westminster Securities Corporation and its permitted assigns ("Westminster") upon the exercise by Westminster of such Warrants. Upon issuance, the resale by Westminster of such shares is registered hereby. The Common Shares and Warrants registered herein, were issued pursuant to a private placement issuance dated September 12, 1997, under Regulation D, Rule 506, under a Section 4(2) Exemption. Except for the 79,000 shares of Common Stock reserved for issuance to Westminster, (the Selling Shareholders), the remaining balance of 1,283,333 shares of Common Stock are issuable by the Company upon the conversion of the debentures. Unless the context otherwise requires, the holders of the Common Stock who are selling securities hereunder are hereinafter collectively referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock or the Warrants by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

  The Company's Common Stock is listed on the NASDAQ SmallCap Market System under the symbol "CITY." The average of the bid and asked price for the Common Stock, as reported on the NASDAQ SmallCap Market System, was $4.00 per share on November 16, 1998. There is no established trading market for the Warrants or the Debentures.


INVESTMENT IN THE SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. See "RISK FACTORS"on page 5 of this prospectus for information that should be considered by each prospective investor.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                Underwriting    Proceeds to
                                                  Price to      Discounts and     Selling      Proceeds to
                                                   Public        Commissions    Shareholders    Company(1)
----------------------------------------------  ------------   --------------   ------------   -----------
Offering by Selling Security Holders(2)
 Per share..................................      See Text        See Text        See Text       See Text
  Per warrant...............................      Note (2)        Note (2)        Note (2)        Note (2)
  Per debenture.............................

Offering by Company:(3)
  Per Share from Placement Agent
  Warrant...................................       $1.50            $-0-            $-0-         $1.50

 Offering Price per Share of                       $6.00 (B)        $-0-            $-0-         $6.00 (B)
  Common Stock Underlying                          $3.19 (C)        $-0-            $-0-         $3.19 (C)
  Warrants(4)...............................       $4.20 (D)        $-0-            $-0-         $4.20 (D)

Offering by Company:(3)
  Per Share from Placement Agent
  Warrant...................................       $3.00            $-0-            $-0-         $3.00

 Offering Price per Share of
  Common Stock Underlying
  Debentures................................       $3.00            $-0-            $-0-         $3.00
==============================================  ============   ==============   ============   ===========
   Total....................................                        $-0-            $-0-
==============================================  ============   ==============   ============   ===========

(1)  Before  deducting  expenses  payable by the Company and Selling  Shareholders,  which are estimated at
     $16,000.
(2)  The Selling  Security Holders have advised the Company that they propose to offer for sale and to sell the  Warrants  from time to time  during the next 12 months  through  brokers in the  over-the-counter market,  in private  transactions,  or  otherwise,  at market prices then  prevailing  or  obtainable.
     Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. If the Warrants are sold through brokers,  the Selling  Shareholders  will pay brokerage commissions and other charges (which compensation as to a particular  broker-dealer might be in excess of customary commissions). Except for the payment of such brokerage commissions and charges, their share of the offering  expenses  and the legal fees,  if any, of the Selling  Shareholders,  the
     Company will bear the balance of all expenses in connection with  registering  the securities  offered hereby. Such expenses are estimated to total approximately $16,000. See "Plan of Distribution."
(3)  The  offering  of Common  Stock by the  Company is adjusted to reduce the number of shares sold by the
     Company and  correspondingly  increase  the number of shares  offered by Selling  Shareholders  by the number of shares  issued to Warrant  holders who  acquired  such  Warrants  as a part of the  original private  placement of such  Warrants.  The exercise of such Warrants by the original  holders would be considered a part of the private placement and not registered  hereby. In such case, the resale of the
     Common Stock by these holders is being registered for sale by Selling Shareholders hereby.


  This Prospectus also relates to such additional securities as may be issued to the Selling Shareholders because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

                 The date of this Prospectus is December 4, 1998

                              AVAILABLE INFORMATION

  The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.


  This Prospectus, filed as a part of the Registration Statement, does not contain information set forth in or annexed as an exhibit to the Registration Statement, and reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as part thereof, which may be inspected at the office of the Commission without charge. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company, and the address is http://www.sec.gov.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


  The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

     (A) Annual Report filed on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-20307),
     (B) Forms 10-QSB filed on April 24, 1998, August 17, 1998, and November 13, 1998
     (C) Form 8-K and an amendment thereto filed on March 19, 1998 and May 15, 1998 respectively,
     (D) Form 8-K filed on October 1, 1998,  and
     (E) Proxy Statement for Annual Meeting of Stockholders to be held May 29, 1998.


  This prospectus is accompanied by a copy of the Company's last Form 10-KSB. The Company undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information which have been or may be incorporated in this Prospectus by reference but not delivered herewith, except for certain exhibits to such documents. Requests for such information should be directed to Treasurer, Avalon Community Services, Inc. 13401 Railway Drive, Oklahoma City, Oklahoma 73114, telephone number (405) 752- 8802.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information contained in this Prospectus and is qualified in its entirety by the detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference. Each prospective investor is urged to read this Prospectus in its entirety.

                                   The Company


  Avalon Community Services, Inc. ("Avalon" or the "Company") is an Oklahoma based corporation owning and operating private correctional services. Avalon specializes in privatized community correctional facilities and intensive correctional programming. Avalon is currently operating in Oklahoma, Texas, Missouri, and Nebraska with plans to significantly expand into additional states throughout the Southwest. Avalon's business strategy is designed to escalate Avalon into a dominant role as a provider of community correctional services on a regional basis, by expanding its operations through new state contracts and selective acquisitions, in order to capitalize on current rapid growth trends in the privatized corrections industry. Avalon owns a 250-bed minimum security facility in Oklahoma, a 255-bed minimum security facility in Tulsa, Oklahoma, a 150-bed adult residential community corrections facility in Tulsa, Oklahoma, and a 144-bed medium security facility in El Paso, Texas, utilized as a intermediate sanction facility. Avalon provides substance abuse treatment services for inmates in Nebraska and Missouri. The Company was awarded a five year contract in March 1998 with the Oklahoma Office of Juvenile Affairs for 80 male youthful offenders. The Company is in process of completing construction of a new facility and will commence operations under the contract in the first quarter of 1999. The Company was awarded a new contract in July 1998 with the Texas Department of Criminal Justice for an additional 200 adult male offenders. The Company is in process of constructing a new facility and will commence operations under this contract in the second quarter of 1999.


                                  The Offering


Securities Offered by
  Company........................   Up to 2,724,933  shares of Common Stock upon
                                    the exercise of the all outstanding Warrants and the conversion of any Debentures.

Securities Offered by Selling
  Securities Holders ............   211,500  Class C Warrants and 79,000 Class E
                                    Warrants,  plus any  shares of Common  Stock
                                    issued  pursuant to the exercise of Class B,
                                    Class C, Class D and Class E Warrants by any
                                    persons  who  acquired  the  Warrants in the
                                    original private  placement of such Warrants
                                    or by the placement  agent upon its exercise
                                    of its placement agent warrant.  The Class A
                                    Warrants previously registered have expired.
                                    100,000  shares of Common  Stock and 100,000
                                    Class C Warrants  are  issuable  pursuant to
                                    and upon the exercise of a placement agent's
                                    warrant   agreement.   Said   warrants   are
                                    included  in the  325,000  Class C  Warrants
                                    listed   above.    $2,440,000    Convertible
                                    Debentures, plus any shares of Common Stock issued pursuant to the conversion of the Convertible Debentures.


Terms of Debentures..............   Each  Convertible   Debenture  entitles  the
                                    holder  immediately  to  convert  to  Common
                                    Stock at a price of $3.00 per share, subject
                                    to certain adjustments.  The Debentures bear
                                    interest at a rate of 7.5% per annum, with a
                                    maturity  date  ten  years  from the date of
                                    issuance.   The  Debentures  are  redeemable
                                    after May 1, 2000, upon meeting certain requirements.


Terms of Warrants................   Each Class B Warrant will entitle the holder
                                    to purchase one share of Common Stock at a price of $6.00 per share, subject to certain adjustments. The Warrants are exercisable at any time until their expiration in March, 1999. The Warrants are subject to redemption by the Company at a price of $0.01 per Warrant upon the satisfaction of certain conditions. See "DESCRIPTION OF SECURITIES -
                                    Warrants."


                                    Each Class C Warrant will entitle the holder to purchase one share of Common Stock at a price of $3.19 per share, subject to certain adjustments. The Warrants are exercisable at any time until their expiration December 30, 1999. The Warrants are subject to redemption by the Company at a price of $0.01 per Warrant upon the satisfaction of certain conditions. See "DESCRIPTION OF SECURITIES - Warrants."

                                    Each Class D Warrant will entitle the holder to purchase one share of Common Stock at a price of $4.20 per share, subject to certain adjustments. The Warrants are exercisable at any time until their expiration in August, 2001. The Warrants are subject to redemption by the Company at a price of $0.01 per Warrant upon the satisfaction of certain conditions. See "DESCRIPTION OF SECURITIES - Warrants."


                                    Each Class E Warrant will entitle the holder to purchase one share of Common Stock at a price of $3.00 per share, subject to certain adjustments. The Warrants are exercisable at any time until their expiration August 2, 2001. The Warrants are subject to redemption by the Company at a price of $0.01 per Warrant upon the satisfaction of certain conditions. See "DESCRIPTION OF SECURITIES - Warrants."


Common Stock Outstanding
  prior to this Offering.........   4,664,328 Class A shares.

Common Stock Outstanding
  after this Offering............   7,389,261  Class A shares if all outstanding
                                    Warrants are exercised  and all  outstanding
                                    Debentures are converted.


Use of Proceeds .................   The proceeds of this offering may be used by
                                    the  Company  to fund new  projects,  expand
                                    existing    operations,    retire   existing
                                    indebtedness,   for   working   capital  and
                                    general  corporate  purposes.  See  "USE  OF
                                    PROCEEDS."

Risk Factors.....................   An  investment   in  the  Company   involves
                                    certain risks,  including  operational risks
                                    associated with the various businesses owned
                                    by   the   Company,    dependence   on   key
                                    individuals,   competition,   the   risk  of
                                    illiquidity and other risks as more fully set forth under "RISK FACTORS."

NASDAQ Symbol....................   "CITY" on the NASDAQ Small Cap Market System



                             Summary Financial Data
               (dollars in thousands except for per share amounts)

                                                                                        Nine Months
                                                                  Year Ended               Ended
                                                                  December 31,          September 30,
                                                            ----------------------      -------------
                                                              1996         1997             1998
                                                            ----------  ----------      -------------
Statement of Operations Data:                           (Reclassified)                   (Unaudited)

Revenues From Continuing Operations.................          $3,313      $5,878            $5,578
Income (Loss) From Continuing Operations............            (60)      1,853)             (166)
Income (Loss) From Continuing Operations
  Per Common Share..................................          (0.02)      (0.63)            (0.05)
Income (Loss) From Discontinued Operations..........           (974)       (728)              ---
Income (Loss) From Discontinued Operations
  Per Common Share..................................          (0.36)      (0.25)             0.00



                                                                  December 31,          September 30,
                                                              1996         1997             1998
                                                            ----------  ----------      -------------
Balance Sheet Data:

Total Assets........................................          $9,523      $13,395          $29,117
Long-Term Debt,
  less Current Maturities ..........................           5,861        5,129           14,484
Convertible Debentures .............................               -        4,150            3,850
Stockholder's Equity................................           2,695        2,237            2,500


                                  RISK FACTORS

  An investment in the Company is speculative and involves a high degree of risk. Prior to making an investment, prospective investors should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering.


  Limited Customer Base; No Commitment for Minimum Number of Inmate Referrals; Uncertainty of Future Contracts. Approximately 50% percent of the Company's business is derived from contracts with the Oklahoma Department of Corrections ("ODOC") relating to the Company's private correctional facilities in Oklahoma
City ("Carver Center") and Tulsa ("Avalon Correctional Center") and contracts with West Texas Community Supervision and Corrections Department and Texas Department of Criminal Justice, Parole Division, relating to the Company's correctional facility in El Paso, Texas ("El Paso Intermediate Sanction Facility"). The Company's contracts do not specify a commitment to send a minimum number of inmates to the Company's private correctional facilities. There is no guarantee that government funds will continue to be available for the housing of inmates in halfway houses or that the various states will not find an alternate means of alleviating prison overcrowding without the use of outside contractors such as the Company. The Company's private correctional operations are dependent upon the continuation of its existing contractual relationships with the various states, as to which no guarantees can be given. The Company's contracts have been from one year renewable contracts to fifteen year contracts. Further, there is no guarantee that the various states will contract for any particular number of beds during the term of any contract. The Company would have no recourse in the event that funding for the types of services rendered to inmates be decreased or even discontinued by the various states, which would result in termination of the Company's existing contracts. The current contract with the Oklahoma Department of Corrections formally ended on June 10, 1998. However, the Oklahoma Department of Corrections is in the process of implementing a "flat rate" compensation methodology. The implementation of this flat rate compensation program is still subject to certain administrative proceedings. Renewal of the Company's contracts under the new flat rate compensation has been delayed because of internal delays at the Oklahoma Department of Corrections. The Company continues to operate on a month to month basis and has been assured by the Oklahoma Department of Corrections that its contracts will be renewed on terms no less favorable than the prior fiscal year contracts.


  Significant Government Regulation: Oversight, Audits and Investigations. The Company's business is highly regulated by a variety of governmental authorities such as the ODOC, the Oklahoma Department of Mental Health and Substance Abuse Services, West Texas Community Supervision and Corrections Department, Texas Department of Criminal Justice, Parole Department, Nebraska Department of Correctional Services, Missouri Department of Corrections, and various municipal zoning authorities, with oversight occurring continuously. Failure by the Company to comply with contract terms or applicable regulations could expose it to substantial penalties, such as a reduction in population, resulting in substantial reduction in revenue. Continued noncompliance can result in contract cancellation. In addition, changes in existing regulations could require the Company to modify substantially the manner in which it conducts business and, therefore, could have a material adverse effect on the Company.

  Additionally, the Company's contracts give the contracting agency the right to conduct audits of the facilities and operations managed by the Company for the agency, and such audits occur routinely. An audit involves a governmental agency's review of the Company's compliance with the prescribed policies and procedures established with respect to the facility. Further, the Company may be subject to investigations as a result of an audit, an inmate's complaint or other causes.

  Lack of Acceptance of Privatized Correctional and Detention Facilities. Management of correctional and detention facilities by private entities has not achieved complete acceptance by either governments or the public. Some sectors of the Federal government and some state governments are legally unable to delegate their traditional management responsibilities for correctional and detention facilities to private companies. The operation of correctional and detention facilities by private entities is a relatively new concept and is not widely understood by the public and has encountered resistance from certain groups, such as labor unions, local sheriffs departments, and groups that believe that correctional and detention facility operations should only be conducted by governmental agencies. Moreover, changes in dominant political parties in any of the markets in which the Company operates could result in significant changes to previously established views of privatization in such market.

  Requirements of Accreditation; Inspection and Risk of Loss of Accreditation. In order to maintain its existing contracts with agencies of the State of Oklahoma, the Company must remain accredited by the American Correctional Association (the "ACA"), a not-for-profit organization which has developed uniformity and industry standards for inmate care and operations of correctional facilities and agencies. Accreditation involves a very extensive audit and compliance procedure, and is generally granted for a three-year period. Carver Center has been accredited since 1990 and the current accreditation expires in 1999. Avalon Correctional Center was accredited in 1996 and is accredited through 2000. Management is not aware of any facts or circumstances which might impair or jeopardize accreditation or re-accreditation. In addition to the ACA accreditation, the Company must undergo periodic inspections of its premises by agencies of the various states, as well as annual inspections by the City and State Fire Marshal's Office.

  Working Capital Requirements; Need for Additional Financing. The Company may require additional capital to finance its operations and continued growth. There can be no assurance that the Company will be able to obtain such working capital or financing if and when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to the Company. Under the terms of a certain debt agreement, the Company is limited to a leverage of 75% of total cost of any acquisition.

  Potential Legal Liability. The Company's management of correctional facilities exposes it to potential third-party claims or litigation by prisoners, or other persons for personal injury or other damage resulting from contact with Company-managed facilities, programs, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a Company-managed facility. The Company participates in an insurance program that provides coverage for certain liability risks faced by the Company, including accident and personal injury and bodily injury or property damage to a third party where the Company is found to be negligent. There can be no assurance, however, that the Company's insurance will be adequate to cover all potential third-party claims.

  Adverse Publicity. The Company's business is subject to public scrutiny. Any disturbances at a Company-managed facility or another privately-managed facility may result in publicity adverse to the Company and the industry in which it operates, which could materially adversely affect the Company's business.


  Dependence on Key Personnel; Key Man Insurance. The Company is heavily dependent upon its officers and directors for its continued operation, and in particular on its Chief Executive Officer, Donald E. Smith. The loss of Mr. Smith's services could have a serious impact on the operation of the Company's business. The Company currently pays the premiums on two policies of life insurance pertaining to Mr. Smith, the beneficiary of one policy is a banking institution which is a lender to the Company, and the second is a $4,000,000 key man life insurance policy.

  Employment Contracts. The Company has entered into a written employment agreement with two of its executive officers, its Chief Executive Officer, Donald E. Smith , and its President, Jerry Sunderland. Both contracts are for a three-year term and commenced in August, 1997, providing for a first-year salaries of $60,000 and $85,000, respectively, and subsequent-year salaries to be determined by the Board of Directors of the Company. The agreement also contains provisions for severance pay and disability payments, as well as a non-compete agreement preventing them from engaging in a business deemed similar to that of the Company for a period of two years from the cessation of their employment. The Company's other officers and directors are employed by the Company pursuant to verbal agreements.


  Competition. A number of other corporations operate private correctional facilities in the same geographic region as the Company, and still others compete directly with the Company for contracts with state agencies. While the Company believes that it has certain advantages in competing for state contracts, some of the companies eligible to compete may have longer operating histories and greater financial resources available to them. Since the award of state contracts is pursuant to competitive bidding, it is possible that the greater financial resources of the companies eligible to compete might enable them to underbid the Company for such contracts.


  Control by Donald Smith and RSTW Partners III. The Company's Chief Executive Officer, Donald E. Smith, owns 1,054,000 shares of Common Stock which is approximately 23% of all Common Stock presently outstanding. An additional 750,000 warrants may be issued to Mr. Smith in consideration of his guarantee of Company obligations which would further increase his voting percentage, if exercised. See "DESCRIPTION OF SECURITIES - Warrants." On September 16, 1998, the Company completed a private placement of equity and debt with RSTW Partners
III. As a result of this private placement, RSTW received 1,622,448 shares of Common Stock, which is approximately 35% of all Common Stock presently outstanding. Each of the parties owns substantial interest in the Company and the combined interests represent a majority of the stock outstanding.


  Corporate Action Possible Without Stockholder Vote. Pursuant to Nevada corporate statutes, the holders of a majority of the Company's Common Stock may authorize or take corporate action without notice to or the consent of the stockholders. The Company's minority stockholders may not have the opportunity to approve or consent to the Company's involvement in an acquisition or other transaction, or to the terms of such transaction. A shareholder vote may not be made available, and in any event, such a shareholder vote would be controlled by the majority stockholder.


  Large Amount of Authorized But Unissued Shares. It is also possible that the Company could issue additional shares of its common stock in the future to finance the acquisition of businesses or properties. The Company's Articles of incorporation authorize the issuance of 24,000,000 shares of common stock and 1,000,000 of preferred stock, of which 4,664,328 shares of common stock were issued and outstanding on the date of the Prospectus. Additional shares might be issued without shareholder approval which could have a dilutive effect on the current shareholders. On the date of the Prospectus there were no commitments or understandings of any kind pertaining to the Company's acquisition of businesses or properties, or the issuance of additional shares other than as disclosed in the Prospectus. See "DESCRIPTION OF SECURITIES".


  No Dividends. The Company has never paid cash dividends on its Common Stock and has no plans to pay cash dividends in the foreseeable future. The policy of the Company's Board of Directors is to retain all available earnings for use in the operation and expansion of the Company's business. Therefore, this investment is not appropriate for investors seeking income. See "DIVIDEND POLICY."

  Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants. The Warrants registered in this Offering are not exercisable unless, at the time of exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon the exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there is no assurance that it will be able to do so. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares and Warrants could be qualified for sale in jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and Warrant holders would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "DESCRIPTION OF SECURITIES - Warrants."


  Shares Eligible for Future Sale. A substantial portion (2,725,638 shares) of the Company's currently issued and outstanding shares of common stock are "restricted" securities. Restricted securities may be sold only upon compliance with Rule 144 adopted under the Securities Act of 1933 as amended, or pursuant to a registration statement filed under the Act. Generally speaking, Rule 144 provides that a person must hold restricted securities for a period of one year, and may then sell those securities in unsolicited brokerage transactions or in transactions with a market maker. The holder may sell an amount equal to one percent of the Company's outstanding common stock every three months or the average weekly reported volume of trading during the four calendar weeks preceding the filing of a Notice of Proposed Sale, whichever is greater. To comply with Rule 144, an issuer must make available adequate current public information with respect to the issuer. Under certain circumstances, the sale of shares by a person who has satisfied a three year holding period is permitted without any quantity limitation and whether or not there is adequate public information available. Any such sales will likely have a depressive effect on the market price of the Company's Common Stock.


  Redemption of Warrants. The Class B Warrants are subject to redemption at $0.01 per Warrant upon 30 days written notice if a registration statement covering the Warrants and the underlying Common Stock is effective. Class C and Class D Warrants are subject to redemption at $0.01 per Warrant on 30 days written notice if a registration statement covering said Warrants is in effect and if the bid price of the Common Stock, for a period of 30 consecutive trading days prior to the notice of redemption, equals or exceeds $5.00 per share for Class C Warrants and $6.00 per share for Class D Warrants. A Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants is current at all times during the 30-day notice period and for the 30 days immediately preceding the notice period. In the event the Company exercises the right to redeem the Warrants, such Warrants would be exercisable until the close of business on the date fixed for redemption in such notice. If any Warrant called for redemption is not exercised by such date, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "DESCRIPTION OF SECURITIES - Warrants."

  Effect of Warrants. The holders of the Company's outstanding Warrants have the opportunity to profit from a rise in the market value of the Common Stock of the Company, if any, at the expense of the holders of Common Stock. A Warrant holder may be expected to exercise Warrants at a time when the Company, in all likelihood, would be able to obtain equity capital, if it so desired, by a public sale of new Common Stock on terms more favorable than those provided in the Warrants. Exercise of the Warrants could dilute the equity interest of other stockholders in the Company. See "DESCRIPTION OF SECURITIES - Warrants."

  Illiquidity. Although the Company's Common Stock is publicly traded, the trading is very thin and may not be an indication of the value of the Common Stock. There is presently no established trading market for the Warrants. While there are several securities broker-dealers making a market in the Company's Common Stock, there is no assurance that a public market for the Company's securities will continue to be made.


  Losses. The Company incurred a net loss of $2,581,000 for the year ended December 31, 1997 of which $1,853,000 was from continuing operations and $728,000 from discontinued operations. There was a loss of $166,000 in the nine months ended June 30, 1998, primarily due to the writeoff of certain costs related to a terminated acquisition. See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION - Results of Operations."


  Limitation of Liability of Officers and Directors; Indemnification. The Company's Articles of Incorporation empower the Company to indemnify the officers and directors against judgments, fines, and other amounts and costs resulting from actions or proceedings in which they may be involved by reason of their having held such positions, to the fullest extent permitted pursuant to the laws of the State of Nevada. The Articles of Incorporation also limit the personal liability of the Company's directors to the fullest extent permitted by the Nevada Revised Statutes. The Nevada Revised Statutes contain provisions entitling directors and officers to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as a result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company; provided said officers or directors acted in good faith. The Company's By-Laws state that such indemnification may not be provided in relation to matters as to which the person seeking indemnification is adjudged to be liable for negligence or misconduct in the performance of duty. The Company's policy, therefore, is that no indemnification will be provided for bad faith actions and/or breaches of management's fiduciary duties, including in connection with shareholder derivative suits.

                                   THE COMPANY


  Avalon Community Services, Inc., is a Nevada Corporation owning and operating private correctional facilities. Avalon Community Services, Inc. and its wholly owned subsidiaries ("Avalon" or the "Company") specialize in operating private community correctional facilities and providing intensive correctional programming. Avalon currently operates facilities and manages programs in Oklahoma, Texas, Missouri, and Nebraska with plans to significantly expand into additional states. Avalon's business strategy is designed to escalate Avalon into a dominant role as a provider of community correctional services. Avalon's development plan is to expand operations through new state and Federal contracts and selective acquisitions to capitalize on the current rapid growth trends in the private corrections industry.

  The private correctional services industry has experienced significant growth in recent years. During 1995 there were 3.8 million individuals on probation or parole. This population is expected to increase to over 7 million by the year
2005. Annual correction industry growth rates have been approximately 7 to 8 percent per year. This growth rate exceeds the general population growth because of increasing crime rates, higher conviction rates and longer prison sentences. Avalon contracts with various government agencies to provide community corrections services. Studies have documented a 10 to 30 percent savings to government agencies as a result of utilizing private corrections providers to build and operate correctional facilities. Avalon management believes its background and abilities to build and operate community correctional facilities and provide correctional programing position the Company for substantial future growth in the corrections industry.


  Avalon currently owns and operates 805 private community corrections beds. The Company owns and operates three minimum-security correctional facilities (655 beds) in Oklahoma and one medium-security correctional facility (150 beds) in Texas. Avalon believes it is the largest private provider of community correctional services in Oklahoma. The Avalon facilities provide numerous programs for offenders generally serving the last six months of their sentence. Avalon provides contract agencies the basic services relating to the security, detention and care of inmates, and a broad range of rehabilitative programs to reduce recidivism. The provided programming includes substance abuse treatment and counseling, vocational training, work release programs, basic educational programs, job and life skill training, and reintegration services.


  Avalon also provides intensive substance abuse treatment services to inmates in six medium security correctional facilities in Nebraska and one medium security correctional facility in Missouri. Intensive programming is an essential part of community based corrections. Avalon has provided substance abuse programs in facilities for over thirteen (13) years. Avalon's management has been engaged in the business of providing private correctional services since 1985.

  Avalon's management made the decision to divest all non correctional services at the end of 1996 to allow management to focus exclusively on private corrections. Avalon is aggressively developing its private correctional operations through selective acquisitions and responding to requests of governmental agencies.


  The Company's executive office is located at 13401 Railway Drive, Oklahoma City, Oklahoma 73114. The Company's telephone number is (405) 752-8802 and the fax number is (405) 752-8852.


                                 USE OF PROCEEDS


  If all of the Debentures are converted, the Company will not realize any additional proceeds but will have an adjustment on its balance sheet through a reduction in liabilities and an increase in stockholder's equity. Assuming all Warrants are exercised, the Company would receive proceeds of approximately $5,399,225 before paying approximately $16,000 in legal fees, accounting fees, printing and selling expenses and other offering costs. Receipt of proceeds by the Company is contingent on the exercise of the Warrants which in turn is contingent on the market price of the Company's Common Stock. Therefore, it is impossible at this time to determine specific project's expenditures or use of funds. The net proceeds would be used by the Company for working capital and general corporate purposes. The Company will not receive any of the proceeds from the sale of shares or of Warrants by the Selling Shareholders.


  The Company will not receive any of the proceeds from the sale of shares of Common Stock, Warrants, or Debentures by the Selling Shareholders.


                                 DIVIDEND POLICY

  The Company has paid no dividends as of the date of this Prospectus nor does it intend to pay dividends on its Common Stock in the foreseeable future. See "DESCRIPTION OF SECURITIES." The Company currently intends to retain future earnings to fund development and growth of its business. In the future, any payment of dividends on Common Stock will be dependent upon the financial condition, capital requirements and earnings of the Company and any other factors the Board of Directors may deem relevant. Therefore, this investment is not appropriate for investors seeking income.

                           PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed for trading on the NASDAQ SmallCap Market System under the trading symbol "CITY". The following table reflects the range of high and low bid prices, as reported by the NASDAQ, for each quarterly periods. The prices represent inter-dealer prices, without mark-up, mark-down or commission and may not rep resent actual transactions.


        Quarterly Period Ended                 High           Low
        ----------------------                 ----           ----
        March 31, 1996                         2 1/2          2
        June 30, 1996                          7 5/8          2 1/2
        September 30, 1996                     5 7/8          4 1/8
        December 31, 1996                      4 3/4          3 7/8
        March 31, 1997                         5 1/2          3 15/16
        June 30, 1997                          4 7/8          3 1/2
        September 30, 1997                     5              3 7/8
        December 31, 1997                      5 5/16         3 3/4
        March 31, 1998                         4 7/8          3 5/8
        June 30, 1998                          4 3/4          3 7/8
        September 30, 1998                     4 3/8          3

  The average of the bid and asked prices for the Common Stock, as reported on the NASDAQ SmallCap Market System was $4.00 per share on November 16, 1998. The Company had approximately 780 record holders of its common stock as of November 16, 1998.


                                 CAPITALIZATION


  The following table sets forth the historical capitalization of the Company as of December 31, 1997 and September 30, 1998, as derived from the Consolidated Financial Statements of the Company. The information shown below should be read in conjunction with "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION" and the Consolidated Financial Statements and Notes and other financial information included elsewhere herein.



                                                                   December 31, 1997         September 30,1998
                                                                   -----------------         -----------------
                                                                                                (Unaudited)
                                                                                 (In thousands)
 of Long-Term Debt..........................................             $  849                    $1,546
                                                                         ========                  ======

Long-Term Debt, less Current Maturities.....................              $5,129                  $14,484
                                                                          =======                 =======

Convertible Debentures .....................................              $4,150                   $3,850
                                                                          =======                  ======

Redeemable Class A Common Stock, $.001 par value
 none and 1,622,448 shares issued and outstanding...........            $  ---                     $4,124
                                                                        =========                  ======

Stockholders' Equity
  Common Stock, 24,000,000 shares authorized:...............
     Class A, par value $.001, 2,982,170 and 4,664,328
     shares issued and outstanding less 1.622,448 shares
     subject to repurchase..................................                    3                       3
  Paid-In Capital...........................................                6,189                   6,351
  Accumulated Deficit.......................................              (3,955)                  (3,854)
                                                                        ---------                 --------
    Total Stockholders' Equity..............................            $  2,237                  $ 2,500
                                                                        =========                 ========

                             SELECTED FINANCIAL DATA


  The following selected financial data for the years ended December 31, 1996 and 1997 and the interim period ended September 30, 1998, are derived from the audited Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements, related notes, and other financial information included herein.



                                                                 Year Ended        Nine Months Ended
                                                                 December 31,      September 30,1998
                                                               ----------------    -----------------
                                                               1996        1997       (Unaudited)
                                                               ----        ----
Statement of Operations Data:                                (Reclassified)
                                                         (dollars in thousands except per share amounts)

Revenues From Continuing Operations......................       $3,313     $5,878        $5,578
Income (Loss) From Continuing Operations.................         (60)    (1,853)         (166)
Income (Loss) From Continuing Operations
  Per Common Share.......................................       (0.02)     (0.63)        (0.05)
Income (Loss) From Discontinued Operations...............        (974)      (728)          ---
Income (Loss) From Discontinued Operations
  Per Common Share.......................................       (0.36)     (0.25)          0.00


                                                                 December 31,      September 30,1998
                                                               ----------------    -----------------
                                                               1996        1997       (Unaudited)
                                                               ----        ----
Balance Sheet Data:

Total Assets.............................................     9,523     $13,395         $29,117
Long-Term Debt,
  less Current Maturities ...............................     5,861       5,129          14,484
Convertible Debentures...................................       ---       4,150           3,850
Stockholder's Equity.....................................     2,695       2,237           2,500

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS



Liquidity and Capital Resources
-------------------------------

  The Company's business strategy is to focus on the private corrections industry, expanding its operations into additional states through new Federal and state contracts and selective acquisitions. This strategy was implemented in the fourth quarter of 1996. The Company's non correctional operations have been discontinued and all related assets have been sold or are held for sale. The Company's 1998 results of operations include approximately $79,000 of costs related to non correctional facilities held for sale.

  Working capital at September 30, 1998 was $12,162,000 representing a current ratio of 3.92. This compares to working capital of $875,000 and a current ratio of 1.47 at December 31, 1997. The increase in working capital from December 31, 1997 is primarily due to the $15 million private placement of debt and redeemable common stock completed on September 16, 1998. The Company plans to utilize this capital to expand its business through development of new contracts and acquisitions.

  The Company has approximately $14.9 million of cash available for new projects. The Company also has $2.9 million available from lines of credit. The Company believes it has adequate cash reserves and cash flow from operations to meet its current cash requirements. The Company expects current contracts to generate sufficient income to increase cash reserves, while minimizing income taxes through the utilization of tax loss carryforwards. The Company is currently negotiating with financial institutions to obtain additional financing to fund future growth. The Company is also evaluating equity sources of financing. The Company may receive equity from the exercise of stock options, warrants, or conversion of debentures.

  The Company is aware of the risk of computer error in the year 2000. Such error could cause computers to recognize the year 2000 as 1900 and cause the computer to fail in calculation or function. As a result, the Company has reviewed its computer operations and have identified all computers and systems that are not year 2000 compliant (y2k). The Company's primary exposure to y2k problems is in its financial reporting area. The Company has purchased and ordered computer equipment and software to become fully y2k compliant. The cost of this equipment, including testing and implementation to become y2k compliant is expected to be approximately $15,000. The Company will test and implement the new equipment and software before January 1, 1999.

  The Company's major customers are State and Federal correctional agencies. An effort is being made to confirm y2k compliance of each agency and how this may impact the Company. The Company has no reason to believe that its contracts with State and Federal government agencies will have an adverse effect because of y2k compliance.


Results of Operations
---------------------


Three Months Ended September 30, 1998 Compared to the Three Months Ended September 30, 1997-

  Total revenues increased by 27% to $1.91 million for the three months ended September 30, 1998 from $1.51 million for the three months ended September 30, 1997. The increase was a result of the acquisition of the Turley Correctional Facility in Tulsa, Oklahoma in October 1997, a new community transition program contract awarded in June 1998 at the Ozark Correctional Facility in Fordland, Missouri, and increased revenues from the Company's El Paso operations.

  Revenues in the third quarter of 1998 were enhanced by the Turley Correctional Facility providing $341,000 of revenues and the Company's El Paso operations providing increased revenues of approximately $66,000 over the third quarter of 1997. The new community transition program contract award beginning in June 1998, accounted for $99,000 of revenues in the third quarter of 1998.

  The Company had a net loss for the three months ended September 30, 1998 of $101,000 or $.03 basic and diluted earnings per share, as compared to a net loss for the three months ended September 30, 1997 of $1,806,000 or $.61 basic and diluted loss per share. The Company's net loss was primarily due to development costs and other administrative expenditures for the Company's growth through development of new projects and acquisitions. The loss in 1997 was primarily the result of an immediate recognition of a discount on convertible debentures issued in the third quarter of 1997.

  Direct operating expenses increased by 31% for the three months ended September 30, 1998 over the three months ended September 30, 1997, primarily as a result of the contract award for the community transition program at Fordland, Missouri, and the acquisition of the Turley Correctional Center in Tulsa, Oklahoma in October 1997. The gross profit margin decreased slightly to 35% for the three months ended September 30, 1998 from 37% for the three months ended September 30, 1997. The majority of the decrease in the gross profit margin was a result of the start up expenditures for the Company's new contract awards.

  Discontinued Operations. The Company made the decision to discontinue all non correctional operations in the fourth quarter of 1996. The Company's strategy is to focus on opportunities in the corrections industry. All actual and expected losses through the first quarter of 1998 were recorded in 1996 and 1997. The Company currently has two non correctional facilities held for sale and anticipates one facility will be sold in 1998. Third quarter 1998 costs related to facilities held for sale were approximately $48,000 and are included in continuing operations.

  Corporate. General and administrative expenses increased to $245,000 for the three months ended September 30, 1998 from $201,000 for the three months ended September 30, 1997. The majority of this increase was a result of increased staffing to manage the Company's development and expansion. The additional costs resulted from the Company's focus on corrections and implementing a strategy for growth through new contracts and acquisitions.

  The increase in interest expense of $89,000 for the three months ended September 30, 1998 over the third quarter of 1997 resulted from interest on the convertible debentures issued in August and September of 1997, and interest expense incurred on the private placement debt issued on September 16, 1998. Immediate amortization of the discount on the convertible debentures in 1997 resulted in a $1.8 million charge to earnings in the third quarter of 1997. Depreciation and amortization expense have increased commensurate with the growth of the correctional operations.

Nine months ended September 30, 1998 compared to the nine months ended September 30, 1997 -

  Net loss for the nine months ended September 30, 1998 was $166,000 or $.05 per share as compared to a loss of $1,889,000 or $.64 per share in 1997. The loss in 1998 was primarily due to the writeoff of certain costs related to a terminated acquisition and development costs incurred to obtain and develop new contracts. The loss in 1997 was primarily the result of an immediate recognition of a discount on convertible debentures issued in the third quarter of 1997.

  Revenues from continuing operations increased by 39% in 1998 or by $1,552,000 compared to 1997. Revenue was $5,578,000 in 1998 compared to $4,026,000 in 1997. Operating expenses from continuing operations increased by $941,000. Both revenue and operating expense increases were primarily a result of the acquisition of the Turley Correctional Facility and a new community transition program contract at the Ozark Correctional Facility in Fordland, Missouri. The gross profit margin increased to 37% for the nine months ended September 30, 1998 from 36% for the nine months ended September 30, 1997.

  General and administrative expenses increased by $205,000 in 1998. This increase was due to staffing and administrative costs associated with the Company's growth plan. Interest expense increased approximately $207,000 due to the interest related to the convertible debentures issued in the third quarter of 1997 and the private placement debt issued on September 16, 1998. Immediate amortization of the discount on the convertible debentures in 1997 resulted in a $1.8 million charge to earnings in the third quarter of 1997. Depreciation and amortization expense have increased commensurate with the growth of the correctional operations.


                            SELLING SECURITY HOLDERS


  The following table sets forth certain information regarding the beneficial ownership of the Company's Debentures and Warrant holders as of November 16, 1998 by the securities holders of the Company who are offering securities pursuant to this Prospectus (the "Selling Stockholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. The listing by each of the Selling Stockholders does not include shares of Common Stock issuable upon exercise of the Warrants. None of the Selling Stockholders are officers, directors or had a material relationship with the Company, except Donald E. Smith, the Chief Executive Officer of the Company, who is custodian for the Warrants for his children (for which he disclaims any beneficial interest), Westminster Securities Corporation who acted as a placement agent for the Company in a 1994 private placement and in the private placement of the Debentures, and Protrust Equity Growth Fund I LP, whose principal director, Mark S. Cooley, is also a director of the Company.


                                                        Before the Offering                   After the Offering
                                                      -----------------------  Securities   ---------------------
                                           Title         Number      Percent      to Be       Number      Percent
Name of                                      of       Beneficially      of       Sold In    Beneficially    Of
Beneficial Owner                           Class         Owned         Class    Offering       Owned        Class
----------------                        -----------   -----------    --------  ----------   ----------    -------
ProTrust Equity Growth Fund, I, L.P.   Debenture        2,000,000       48.19   2,000,000       0            --
Paul A.  Gould                         Debenture          200,000        4.82     200,000       0            --
Evan Klein and Sharon Klein            Debenture           10,000           *      10,000       0            --
Thalia V.  Crooks                      Debenture           10,000           *      10,000       0            --
William F.  Leimkuhler and
        Leslie B.  Riefe               Debenture           25,000           *      25,000       0            --
Walter O'Hara Jr.                      Debenture           25,000           *      25,000       0            --
Pio Verges                             Debenture           25,000           *      25,000       0            --
Ralph & Jean Sorrentino                Debenture           50,000        1.20      50,000       0            --
Mark Berg                              Debenture           50,000        1.20      50,000       0            --
George E. Groehsl                      Debenture           45,000           *      45,000       0            --
John D. Kilmartin, Jr.                 C Warrant           40,000        3.60      40,000       0            --
Paul & Felicia A. Pappadio             C Warrant           10,000           *      10,000       0            --
Donald E. Smith, Custodian             C Warrant           10,000           *      10,000       0            --
Westminster Securities Corporation     C Warrant          100,000        9.10     100,000       0            --
Commercial Ventures, Inc.              C Warrant            1,500           *       1,500       0            --
Myrna Trickey                          C Warrant           25,000        2.80      25,000       0            --
MLPF&S Custodian for
    Charles Thomas SEP                 C Warrant           25,000        2.80      25,000       0            --
RECOR, Inc.                            Common              22,500           *      22,500       0            --
Edwin Bruce Lowman II.                 Common              22,500           *      22,500       0            --
R.P.  Pearce, Jr..                     Common               5,000           *       5,000       0            --
Westminster Securities Corporation     E Warrant           79,000      100.00      79,000       0            --
-----------
 *Less than 1% of outstanding security

                            DESCRIPTION OF SECURITIES


  The Company is authorized to issue 24,000,000 shares of common stock par value $0.001 and 1,000,000 shares of preferred stock, par value $0.001, giving the Board of Directors the authority to set the rights and preferences of the preferred stock. On November 16,1998 there were 4,664,328 shares of Common Stock outstanding.


Common Stock
------------


  The shares of Common Stock are equal in all respects unless otherwise designated. Each issued and outstanding share of Common Stock entitles to holder thereof to one vote on all matters submitted to a vote of the stockholders. The Company's Certificate of Incorporation does not permit cumulative voting of shares in the election of directors or permit preemptive rights to stockholders to acquire additional shares, obligations, warrants or other securities of the Company. The Certificate of Incorporation makes no provision with respect to subscription or conversion rights, redemption privileges or sinking funds with respect to shares of the Company's Common Stock. Subject to the rights of holders of preferred stock (if any), dividends on Common Stock may be paid if, as and when declared by the Board of Directors out of funds legally available therefor. The Company has never paid cash dividends on shares of Common Stock and does not expect to pay such dividends in the foreseeable future. The Company intends to retain all funds available to it after payment of its commitments and obligations for the operation and expansion of its business. On September 16, 1998, the Company sold 1,622,448 shares of redeemable common stock to RSTW Partners III, as part of a private placement of equity and debt. These shares are subject to repurchase by the Company after five years from the date of issuance at the fair value, as defined in the agreement, under certain circumstances or if the Company fails to meet certain covenants required by the agreements.


Class B Common Stock
--------------------


  The Company created a Class B common stock in connection with the acquisition of two affiliated entities, in 1993 and the guaranty of certain Company debt through 1996. The Class B common stock was entitled to vote in all actions requiring a vote of the stockholders, but had no liquidation rights, claim on earnings or the payment of dividends and was non-transferable. The Company canceled all Class B common share of stock on August 25, 1997, pursuant to a Change of Control Agreement between the Company and Donald E. Smith.


Warrants - General
------------------

  Adjustments and Anti-Dilution Provisions. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock, or sale by the Company of shares of its capital stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation or sale of all or substantially all of the assets of the Company in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than dividends in the form of stock), if any, paid on the Common Stock or for: (i) the issuance of restricted securities in connection with acquisitions by the Company; (ii) the grant of stock options to persons covered by incentive stock option plans provided that no more than 600,000 shares of Common Stock be issued pursuant to such plans from the date of this Prospectus until the expiration or redemption of the Warrants; (iii) warrants to accommodate lines of credit or creditors, provided that no registration or registration rights shall be afforded such warrants or the underlying Common Stock at any time within one year after effectiveness of the registration of the securities issued pursuant to this Offering; and (iv) Class B Common Stock voting shares and up to 750,000 warrants, exercisable for one share of common stock each, at an exercise price of $1.50 to be issued to Donald E. Smith or his designee solely upon Mr. Smith's guarantee of corporate obligations.

  The Company may authorize one warrant for each one dollar of corporate obligations guaranteed by Mr. Smith up to the maximum amount. For this exception to the anti-dilution provisions to apply, the corporate debt must first be approved by the Board of Directors, be bona fide, and the guarantee must be reasonably required by the creditor. These anti-dilution provisions shall remain in full force and effect until redemption of all Warrants then outstanding or expiration of the Warrants. These anti-dilution provisions may be terminated by the Company provided: (i) that the bid price of the Company's common stock shall have been $4.00 or more for sixty (60) consecutive trading days; (ii) the Company presents to Westminster Securities Corporation ("Westminster") as the placement agent for the Warrants a bona fide offer, agreement, term sheet, or Underwriting Agreement by a duly licensed broker-dealer proposing to place, on a firm or best efforts basis, securities of the Company; and (iii) effecting the agreement would trigger application of the anti-dilution provisions. If these conditions are met, the Company shall notify Westminster and afford Westminster ten (10) business days in which to match the terms offered to the Company. At the expiration of the ten (10) day period, the Company may terminate the anti-dilution provisions by appropriate corporate action, if Westminster has not matched the offering. The Placement Agent, on behalf of the purchasers in this
Offering, shall be empowered to release or waive these adjustment and anti-dilution provisions in whole or in part.

  Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Transfer and Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue. If the Company is unable to qualify the Common Stock underlying the Warrants for sale in particular states, holders of the Warrants residing in such states and desiring to exercise the Warrants will have no choice but to sell such Warrants or allow them to expire. See "DESCRIPTION OF SECURITIES - Transfer and Warrant Agent." Furthermore, if a Warrant is exercised prior to the underlying Common Stock being registered, the Common Stock will be a restricted security and subject to a holding period. See "RISK FACTORS - Shares Eligible for Future Sale."

  Rights of Warrant Holders. Holders of the Warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution, or winding up of the affairs of the Company, holders of the Warrants will not be entitled to participate in any liquidation distribution.

Class A and Class B Warrants
----------------------------

  Stock purchase warrants were issued in April, 1991 in connection with an initial public offering of Avalon Common Stock. The warrants were issued as part of units of the Company's securities which contained one share of Common Stock, 16 Class A warrants and 16 Class B warrants per Unit offered. This initial public offering was underwritten by Westminster Securities Corporation. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreements between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). Copies of the Warrant Agreements may be obtained from the Company upon the written request of a Warrant holder.

  The Class A Warrants expired on March 26, 1996. Each Class B warrant may be exercised by its registered holder to purchase one share of Common Stock at an exercise price of $6.00 until March 26, 1999. The Class B warrants may be redeemed by the Company prior to exercise upon 30 days written notice to the registered holders for $0.01 per warrant. The holders of the Class B warrants have no voting rights and are not entitled to dividends. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of these warrants will not be entitled to participate in any liquidation distribution.

  The Company issued 145,595 shares of Common Stock during 1993 in connection with the exercise of certain underwriter warrants, 99,095 Class A warrants and 44,900 Class B warrants, resulting in gross proceeds to the Company of approximately $825,000. As of the date of this Prospectus, there are 275,100 Class B warrants were still outstanding.

Class C Warrants
----------------


  The Company has issued Class C Warrants to purchase 1,000,000 shares of Common Stock in connection with a private placement in 1994, Class C Warrants to purchase 165,000 shares of Common Stock in settlement of a lawsuit and for professional services and Class C Warrants to purchase 25,000 shares of Common Stock in settlement of an employment dispute with a former employee. The placement agent warrant given to Westminster Securities Corporation in the private placement also includes the right to receive 100,000 Class C Warrants. In 1996, 377,000 Class C Warrants were exercised. In 1997, 33,000 Class C Warrants were exercised. In 1998, 42,500 Class C Warrants were exercised. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

  Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.19 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under "Warrants - General." When the Warrants were issued, the exercise price was $3.50 per share, however, in September of 1997, as a consequence of the Company's private placement of convertible debentures and the conversion price thereunder, as described in "Convertible Debentures", the exercise price was reduced by $0.17 per share pursuant to the anti-dilution provisions discussed above. In September of 1998, as a consequence of the Company's private placement of redeemable equity and debt, the exercise price was reduced by $0.14 per share pursuant to the anti-dilution provisions discussed above. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants on December 30, 1999. See "RISK FACTORS - Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."


  Redemption of Warrants. The Class C Warrants are subject to redemption at $.01 per Warrant in the event that (i) the bid price of the Company's Common Stock shall have been $5.00 or more for 30 consecutive trading days prior to the date of the notice of redemption; (ii) 30 days advance written notice of redemption shall be given to all Warrant holders of record; and (iii) a Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants must be current at all times during the 30 day notice period, and must have been current for 30 days prior to the notice. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "RISK FACTORS - Redemption of Warrants."

Class D Warrants
----------------

  The Company has issued Class D Warrants to purchase 275,000 shares of Common Stock in a recent asset acquisition, with 75,000 Warrants later canceled. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.


  Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $4.20 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under "Warrants - General." When the Warrants were issued, the exercise price was $5.125 per share, however, in September of 1998, as a consequence of the Company's private placement of redeemable equity and debt, the exercise price was reduced by $.925 per share pursuant to the anti-dilution provisions discussed above. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrant may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants on August 2, 2001. See "RISK FACTORS --Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."


  Redemption of Warrants. The Class D Warrants are subject to redemption at $.01 per Warrant in the event that (i) the bid price of the Company's Common Stock shall have been $6.00 or more for 30 consecutive trading days prior to the date of the notice of redemption; (ii)30 days advance written notice of redemption shall be given to all Warrant holders of record; and (iii) a Registration Statement of the Company covering the Warrants and the shares of Common Stock issuable upon the exercise of the Warrants must be current at all times during the 30 day notice period, and must have been current for 30 days prior to the notice. In the even the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. See "RISK FACTORS - Redemption of Warrants."

Class E Warrants
----------------

  The Company has issued Class E Warrants to purchase 79,000 shares of Common Stock in connection with a private placement dated September 12, 1997. The placement agent warrant given to underwriters also includes the right to receive 79,000 Class E Warrants. The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company and American Securities Transfer, Inc. (the "Transfer and Warrant Agent"). A copy of the Warrant Agreement may be obtained from the Company upon the written request of a Warrant holder.

  Exercise Price and Terms. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.00 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to above under "Warrants - General." The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Transfer and Warrant Agent, with the election to purchase form on the reverse side of such certificate properly completed and executed, together with payment of the exercise price. Subject to compliance with applicable state securities laws, the Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants in 2002. See "RISK FACTORS - Non-Registration in Certain Jurisdictions of Shares Underlying the Warrants."

Convertible Debentures
----------------------


  On September 12, 1997, the Company completed a private placement of Convertible Debentures. Convertible Debentures in the aggregate principal amount of $4,150,000 were issued in the private placement, of which $300,000 was retired in September, 1998. The Convertible Debentures bear interest at the rate of 7.5% per annum, with interest payments payable semi-annually, August 1, and February 1, commencing February 1, 1998. The Convertible Debentures have a maturity date of ten years from the date of issuance, unless otherwise earlier redeemed or converted. Under the terms of the Debenture Purchase Agreements existing between the Debenture Holders and the Company, all or any portion of the principal amount of the Convertible Debentures, plus all accrued but unpaid interest thereon will be convertible, at the option of the Debenture Holder, unless previously redeemed, at any time prior to maturity, into Common Stock of the Company at a conversion price of $3.00 per share. The conversion price of the Debentures is subject to certain adjustments to prevent dilution in the event of any recapitalization, reclassification, stock dividend, stock split or similar transaction.

  The Company has reserved 1,283,333 shares of Common stock issuable upon conversion of the Debentures. The Debentures are not redeemable by the Company prior to May 1, 2000. Thereafter, the Debentures are redeemable at any time and from time to time, at the option of the Company, in whole or in part, at redemption prices declining from 106.5% down to 100% at maturity, plus accrued interest, except that the Debentures cannot be redeemed unless the closing price of the Common Stock equals or exceeds 140% of the effective conversion price per share for at least 20 out of 30 consecutive days ending within 20 calendar days before the notice of redemption is mailed. In connection with the private placement, 79,000 underwriter warrants have been designated and 79,000 shares of Common Stock have been so reserved.

  The Company filed with the Securities and Exchange Commission a registration statement which was declared effective on January 13, 1998 with respect to the resale, from time to time, of the Common Stock issuable upon conversion of the Debentures. The Company agreed to keep such registration statement effective until three years from the latest date of original issuance of the Debentures.


  The Company has recorded the value of the convertibility feature of the debentures as interest expense, amortizing the discounted amount from the date of issuance through the date the security is first convertible as per the requirements in Staff Position Topic D-60.

Preferred Stock
---------------

  The Articles of Incorporation were amended by the stockholders at the annual meeting in June, 1994 to authorize preferred stock. The Board of Directors is authorized to issue shares of preferred stock in series by adoption of a resolution or resolutions for the issue of such series of preferred stock. Each series will have such distinctive designation or title as may be fixed by the Board of Directors prior to the issuance of any shares thereof. Upon issuance, each series will have those voting powers, if any, and those preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of those preferences and/or rights, as stated in such resolution or resolutions providing for the issue of such series of preferred stock.

Transfer and Warrant Agent
--------------------------

  The Company has appointed American Securities Transfer, Inc., 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817, as its registrar and transfer agent, and the warrant agent for the warrants issued by the Company.


                              PLAN OF DISTRIBUTION


  The $2,440,000 Convertible Debentures, 79,000 Class E Warrants, and the 1,462,333 shares of Common Stock being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in a private placement of convertible debentures comprised of Debentures convertible into Common Stock and Underwriter Warrants to "accredited investors" pursuant to Regulation D promulgated by the Securities and Exchange Commission. Each debenture in the private placement consisted of one debenture convertible into one share of Common Stock, and were sold on a best-efforts basis by Westminster and are convertible into Common Stock at $3.00 per debenture. The private placement was completed in September, 1997. The 1,362,600 shares of Common Stock and the 211,500 Warrants being offered hereby for the benefit of the Selling Stockholders were originally issued by the Company in (a) the Company's initial public offering wherein the Class A and Class B Warrants were sold along with Common Stock to the public, (b) a private placement of 50 units comprised of
Common Stock and Class C Warrants to "accredited investors" pursuant to Regulation D promulgated by the Securities and Exchange Commission, and (c) by the Company under an asset purchase contract and in settlement of a pending litigation against the Company. Each unit in the private placement consisted of 20,000 shares of Common Stock and 20,000 Class C Warrants, and were sold on a best-efforts basis by Westminster at a price of $30,000 per unit. The private placement was completed in August, 1994. The Company agreed to register the securities for resale by the Selling Stockholders. See "DESCRIPTION OF
SECURITIES - Registration Rights." The Company will not receive any of the proceeds from the sale of such securities by the Selling Stockholders. If any Warrants are exercised, the Company will receive proceeds from the exercise of such Warrants. For a description of the classification of whether securities offered hereby are offered by the Company or by Selling Stockholders, see the cover page of this Prospectus and footnotes to the table on the cover page.


  The Selling Stockholders have advised the Company that they propose to offer for sale and to sell Warrants and Common Stock underlying the Warrants when issued from time to time during the next 12 months through brokers in the over-the-counter market, in private transactions, negotiated transactions, or otherwise. Accordingly, sales prices and proceeds to the Selling Stockholders for any shares of Common Stock or Warrants sold will depend upon market price fluctuations and the manner of sale. Over the last 12 months the Selling Shareholders have transferred all of the shares of Common Stock registered in this Offering.

  If the shares or Warrants are sold through brokers, the Selling Stockholders will pay brokerage commissions and other charges, including any transfer taxes (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders will also pay the fees associated with their Common Stock and Warrants registered hereby and expenses of any counsel retained by them in connection with this offering. Except for the payment of such legal fees and expenses, brokerage commissions and charges, the Company will bear all expenses in connection with registering the shares offered hereby.


  The offering by the Company of the 2,724,933 shares of Common Stock underlying the Debentures and Warrants is made exclusively to the holders of the Debentures and Warrants.


                                  LEGAL MATTERS


  The legality of the securities offered hereby will be passed upon for the Company by Robertson & Williams, Inc., a professional corporation. Mark Robertson beneficially owns 500 shares of Common Stock.


                                     EXPERTS


  The consolidated balance sheets of Avalon Community Services, Inc. and subsidiaries as of December 31, 1996 and December 31, 1997 and the related consolidated statements of operations, stockholders' equity and cash flow for the years then ended, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the reports of Grant Thornton LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

========================================   =====================================


  No  dealer,   salesperson,   or  other
person has been  authorized  to give any
information     or    to    make     any
representation  not  contained  in  this
Prospectus,  and, if given or made, such
information and representation  must not
be relied upon as having been authorized
by the Company. This Prospectus does not
constitute   an   offer  to  sell  or  a
solicitation  of an  offer to buy any of
the  securities  offered  hereby  in any
jurisdiction or to any person to whom it
is   unlawful  to  make  such  offer  or
solicitation.  Neither  the  delivery of
this   Prospectus   nor  any  sale  made
hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.
                                                   290,500 REDEEMABLE
                                             COMMON STOCK PURCHASE WARRANTS


     ----------------------                  2,724,933 SHARES OF COMMON STOCK

                                             $2,440,000 CONVERTIBLE DEBENTURES



       TABLE OF CONTENTS
                                                       PROSPECTUS


PROSPECTUS SUMMARY............  4
RISK FACTORS..................  7
THE COMPANY................... 10
USE OF PROCEEDS............... 11                   December 4, 1998
DIVIDEND POLICY............... 11
PRICE RANGE OF COMMON STOCK... 12
CAPITALIZATION................ 13
SELECTED FINANCIAL DATA....... 14
MANAGEMENT DISCUSSION AND
 ANALYSIS OF FINANCIAL
 CONDITION.................... 15
SELLING STOCKHOLDERS.......... 17
DESCRIPTION OF SECURITIES..... 18                    13401 Railway Drive
PLAN OF DISTRIBUTION.......... 22                Oklahoma City, Oklahoma 73114
LEGAL MATTERS................. 23                       (405) 752-8802
EXPERTS  ..................... 23



========================================   =====================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. Other Expenses of Issuance and Distribution.(1)

    SEC Filing Fees(2)........................................  $     5,199.07
    Registrar and Transfer Agent Fee..........................          500.00
    Printing and Engraving....................................          500.00
    Legal Fees(2).............................................        7,000.00
    State Registration Fees...................................          500.00
    Accounting Fees...........................................        2,000.00
    Miscellaneous Fees........................................          300.93
                                                                 -------------
      Total...................................................     $ 16,000.00
                                                                 =============

----------
(1)  All amounts are estimated except SEC filing fee.
(2) The Selling Shareholders will pay the fees associated with their common stock and expenses of counsel retained by them in connection with this offering.

15. Indemnification of Directors and Officers.

  Chapter 78 of the Nevada Revised Statutes (Private Companies) provides that a director, officer, employee or agent of the Corporation may be indemnified against suit or other proceeding whether it were civil, criminal, administrative or investigative if he becomes a party to said lawsuit or proceeding by reason of the fact that he is a director, officer, employee or agent of the corporation. The compensation for indemnification includes judgments, fines and amounts paid in settlement actual and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation.

  However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been judged liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which the action or suit is brought shall determine that despite his liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for expenses such court shall deem proper.

  The By-Laws of the corporation outline the conditions under which any director or officer of the registrant may be indemnified. Article V provides that to the extent and in the manner permitted by the laws of the State of Nevada, the corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement.

16. Exhibits.

Number                Description of Exhibit
------ ---------------------------------------------------------------------
  3.   (i)   Articles of Incorporation (1)
       (ii)  ByLaws (1)
       (iii) Articles of Amendment to Registrant's Articles of Incorporation (2)
       (iv)  Amendment to Registrant's  Articles of Incorporation dated December
             31, 1995
       (v)   Unanimous  Consent of Board of Directors  Authorizing  Extension of
             Expiration Dates of Class "A" and Class "B" Redeemable Warrants (3)
       (vi)  Certificate  of  Corporate  Resolutions,  dated  December 15, 1993, regarding authorization of Class B Common Stock and Amendments to Articles (5)

  4.   (i)   Form Stock Certificate (1)
       (ii)  Form of Class "B" Redeemable Warrant (1)
       (iii) Form of Class "B" Warrant Agreement (1)
       (iv)  Form of Class "C" Redeemable Warrant (6)
       (v)   Form of Class "C" Warrant Agreement (6)
       (vi)  Form of Class "D" Redeemable Warrant (7)
       (vii) Form of Class "D" Warrant Agreement (7)
       (viii)Form of Class "E" Warrant Agreement (9)
       (ix)  Form of Convertible Debenture Agreement (9)


  10.  (i)   Contract between Southern Correction Systems, Inc. and the Oklahoma
             Department of  Corrections  for halfway house services for the year ended June 30, 1998 (6)
       (ii)  Contract  between  Southern  Corrections  Systems,   Inc.  and  the
             Oklahoma Department of Corrections for public works inmates for the year ended June 30, 1998 (6)
       (iii) Contract  between  Southern  Corrections  Systems,   Inc.  and  the
             Oklahoma  Department of Corrections  for halfway house services for the year ended June 30, 1998. (6)
       (iv)  Stock  Option Plan adopted by Board of Directors on August 16, 1994
             (6)
       (v)   Placement Agent Agreement  dated May 15, 1994,  between  Registrant and Westminster Securities Corporation (6)
       (vi)  Change of  Control  Agreement  between  Donald E.  Smith and Avalon
             Community Services, Inc. dated August 25, 1997. (7)
       (vii) Employment Agreement with Donald E. Smith dated August 8, 1997. (7)
       (viii)Employment  Agreement with Jerry M. Sunderland dated August 8, 1997
             (7)
       (ix)  Letter of Acceptance and Notice of Award dated February 24, 1997 to
             Avalon  Community  Services,  Inc. from the Missouri  Department of
             Corrections. (7)
       (x)   Notice  of  Award  dated  March  3,  1998 to  Southern  Corrections
             Systems, Inc. from the Oklahoma Office of Juvenile Affairs. (10)
       (xi)  Agreement dated June 1, 1998 between Southern  Corrections Systems,
             Inc. and the Texes Department of Criminal Justice. (11)
       (xii) Agreements  dated  September  16,  1998  between  Avalon  Community
             Services, Inc. and RSTW Partners III. (12)


16.    (i)   Letter re: Change in Certified Accountant (8)

21.    (i)   Subsidiaries of Registrant (5)


23.    (i)   Consent of Grant Thornton LLP - bound in Registration Statement
       (ii)  Consent of  Robertson  &  Williams,  Inc.  - bound in  Registration
             Statement


24.    Power of Attorney

Footnotes:

       1) Incorporated herein by reference to the Registrant's Registration Statement on Form S-18 dated March 26, 1991.
       2) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-18 dated August 3, 1992.
       3) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-18 dated October 26, 1992.
       4) Incorporated herein by reference to the Registrant's Form 8-K dated January 13, 1994.
       5) Incorporated herein by reference to the Registrant's Form 10-KSB for the fiscal year ended December 31, 1993 and dated March 24, 1994.
       6)    Incorporated  herein by reference to the Registrant's  Registration
             Statement on Form SB-2 dated September 13, 1995 and amended.
       7)    Incorporated  herein by reference to the Registrant's  Registration
             Statement on Form S-2 Amendment No. 1, dated April 16, 1996 and amended.
       8) Incorporated herein by reference to the Registrant's Form 8-K dated March 4, 1997.
       9) Incorporated herein by reference to the Registrant's Form S-2 dated December 22, 1997.
       10) Incorporated herein by reference to the Registrant's Form 8-K dated March 19, 1998.
       11) Incorporated herein by reference to the Registrant's Registration Statement on Form S-2 dated September 14, 1998.
       12) Incorporated herein by reference to the Registrant's Form 8-K dated October 1, 1998.



17.      Undertakings.

         1. The undersigned registrant hereby undertakes:

            (a)  To file,  during any period in which  offers or sales are being
                 made,  a   post-effective   amendment   to  this   registration
                 statement:

                 (1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (2) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

                 (3) To include any additional or changed material information on the plan of distribution.

         2. For the purpose of determining any liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Oklahoma City, State of Oklahoma, on December 2, 1998.


(Registrant)                                AVALON COMMUNITY SERVICES, INC.


                                            By: \Donald E. Smith
                                            --------------------------------
                                            Donald E. Smith
(Signature and Title )                      Chief Executive Officer and Director

                                POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Donald E. Smith, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below:

 Signature                        Capacity                          Date
---------------------        ------------------------         -----------------


\Donald E. Smith             Chief Executive Officer           December 3, 1998
--------------------         and Director
Donald E. Smith



\Jerry M. Sunderland         President and Director            December 2, 1998
--------------------
Jerry M. Sunderland



\Paul Voss                   Vice President of Finance         December 2, 1998
---------------------
Paul Voss



\Robert O. McDonald          Director                          December 2, 1998
---------------------
Robert O. McDonald



\Mark S. Cooley              Director                          December 2, 1998
---------------------
Mark S. Cooley